UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky, Adv.

Global VP Legal Affairs & Corporate Secretary

Frutarom Ltd.,

25 Hashaish St.,

Haifa 2629183, Israel

+972-9-960-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Adam O. Emmerich, Esq. and Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

January 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Frutarom Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: See Items 4 and 5.
	8	Shared voting power: See Items 4 and 5.
	9	Sole dispositive power: See Items 4 and 5.
	10	Shared dispositive power: See Items 4 and 5.
11	Aggregate amount beneficially owned by each reporting person: See Items 4 and 5.
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 100%
14	Type of reporting person: CO

1	Names of reporting persons: Frutarom Industries Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: See Items 4 and 5.
	8	Shared voting power: See Items 4 and 5.
	9	Sole dispositive power: See Items 4 and 5.
	10	Shared dispositive power: See Items 4 and 5.
11	Aggregate amount beneficially owned by each reporting person: See Items 4 and 5.
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 100%
14	Type of reporting person: CO

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed by Frutarom Ltd. (“Frutarom” or “Parent”) and Frutarom Industries Ltd. (“Industries”), both Israeli companies (Frutarom and Industries are together referred to herein as the “Reporting Persons”), with the United States Securities and Exchange Commission on July 31, 2017, as amended and supplemented by Amendment No. 1 thereto filed August 3, 2017, Amendment No. 2 thereto filed August 24, 2017, Amendment No. 3 thereto filed September 18, 2017, and Amendment No. 4 thereto filed October 28, 2017 (as amended and supplemented, the “Schedule 13D”) and relates to the ordinary shares, par value NIS 0.01 per share (the “Shares”) of Enzymotec Ltd., an Israeli company (the “Issuer”). This Amendment No. 5 amends the Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged.

Capitalized terms used in this Amendment No. 5 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On January 11, 2018, Parent completed its previously announced acquisition of the Issuer. As a result, the Issuer has become a wholly owned subsidiary of Parent. Parent funded the Merger Consideration payable pursuant to the Merger Agreement with the proceeds of financial institution financing that Parent entered into prior to the closing of the Merger.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On January 11, 2018, Parent completed its previously announced acquisition of the Issuer. The acquisition was effected by the merger of Frutarom Tech Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent, with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent. As a result of the Merger, no Shares remain issued and outstanding. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that were held in the treasury of the Issuer or were reserved for issuance by the Issuer, or owned by any wholly owned subsidiary of the Issuer, Parent or any wholly owned subsidiary of Parent) were converted into the right to receive $11.90 per Share in cash, without interest and less applicable withholding taxes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (c) As a result of the Merger described in Item 4 of the Schedule 13D, Parent is the sole shareholder of the Issuer. The information contained in Item 4 of the Schedule 13D is hereby incorporated herein by reference. Parent has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, its equity ownership interest in the Issuer. Except for the transactions contemplated by the Merger Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer during the past sixty days.

(d) - (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2018

FRUTAROM LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Global VP Legal Affairs & Corporate Secretary

FRUTAROM INDUSTRIES LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Global VP Legal Affairs & Corporate Secretary